PROKOM
SOFTWARE SA

FAX

to:	Division of Corporate Finance File No. 82-4700	Securities and Exchange Commission, Washington, DC, USA	+1 (202) 942 9624

from: **PROKOM Software S.A.**
81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 621 6677

SUPPL

date: 16 Sep 2003 pages: 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraphs 43.3 and 43.5 of the Decree of the Ministries Committee, dated 16th October of 2001 (Dz. U. Nr 139.1569) in regards to type, form, and domain of current and periodic Information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.

subject: **BRINGING INTO STOCK CIRCULATION OF 256,677 E-SERIES SHARES**

The Management Board of Prokom Software S.A. received the information, that::

On 12th September 2003 the Management Board of Warsaw Stock Exchange passed on the resolution concerning bringing into stock circulation 256,677 E-series ordinary bearer shares.
The above mentioned shares will be brought into stock circulation on the Warsaw Stock Exchange main market on 19th September 2003, on condition that on the same day the National Depository for Securities will assimilate above mentioned shares (defined with PLPROKOM00054 code) with 13,276,584 shares already existing into stock circulation (defined with PLPROKOM00013 code).


03032070

16 Sep 2003 Dariusz Górka
Member of the Management Board

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